SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[RULE 13d-101]
(Amendment No. 2)1
GSI Group Inc.

(Name of Issuer)
Common Shares

(Title and Class of Securities)
3622U102

(CUSIP Number)
Christopher J. Hewitt, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114
(216) 586-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 5, 2009

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	3622U102	13D	Page	2	of	7 Pages

1	NAME OF REPORTING PERSONS Stephen W. Bershad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		5,208,088

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,208,088

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,208,088

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.94%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 3622U102	13D	Page 3 of 7 Pages
          This Amendment No. 2 is being filed on behalf of Stephen W. Bershad, a citizen of the United States of America (the “Reporting Person” or “Mr. Bershad”), to amend the Schedule 13D that was originally filed on February 4, 2009 (as amended, the “Schedule 13D”), relating to the common shares, no par value (the “Shares”), of GSI Group, Inc. (the “Company”). Terms defined in the Schedule 13D are used herein with the same meaning.
          Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:
Item 3. Source and Amount of Funds or Other Consideration.
          Mr. Bershad used personal funds for the transactions in the Shares reported in this Schedule 13D.
Item 4. Purpose of Transaction.
          Since April 27, 2009, Mr. Bershad has continued to have conversations with certain of the Company’s shareholders and bondholders regarding the prospects and operations of the Company as well as certain strategic, management and governance matters (including the composition of the Company’s board of directors). Mr. Bershad intends to continue these conversations, as well as conversations with the Company’s board of directors and management.
          On November 4, 2009, the Company announced that its Shares had been delisted from the Nasdaq Stock Market because of the Company’s non-compliance with the Nasdaq’s filing requirements due to the delayed filing of the Company’s periodic reports under the U.S. federal securities laws. The Company has not filed any of its periodic reports since it filed a Form 10-Q for the quarterly period ended June 27, 2008.
          On November 5, 2009, Mr. Bershad purchased enough shares to make him the holder of 10.94% of the Company’s outstanding Shares.
          The last annual meeting of shareholders of the Company to elect directors was held on May 15, 2008. Under Subsection 85(1)(a) of the Business Corporations Act (New Brunswick) (the “Act”), the directors of the Company must call an annual meeting of shareholders not later than fifteen months after holding the last preceding annual meeting. Under the Act, therefore, the board of directors should have called an annual meeting by August 15, 2009.
          On November 9, 2009, Mr. Bershad delivered a Requisition of Meeting of Shareholders pursuant to the Act and the Company’s By-laws, which Requisition is filed as Exhibit 1 hereto and incorporated herein by reference, requesting the Company’s board of directors call a meeting of the Company’s shareholders for the purpose of electing directors.
          Mr. Bershad intends to review his investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions referenced above, the outcome of the shareholders meeting, actions taken by the Company’s board of directors, shareholders and bondholders, other investment opportunities available to Mr. Bershad, price levels of the Shares, and conditions in the securities markets and the economy in general, Mr. Bershad may in the future acquire additional Shares or dispose of some or all of the Shares beneficially owned by him, or take any other actions with respect to his investment in the Company permitted by law, including changing his investment intent with respect to

CUSIP No. 3622U102	13D	Page 4 of 7 Pages
such Shares and including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
          (a)-(b). Mr. Bershad has the sole power to vote and dispose of 5,208,088 Shares. Mr. Bershad is record owner of 5,208,088 Shares, which constitute approximately 10.94% of the Shares outstanding as of October 23, 2008.
          (c). In the last sixty days, Mr. Bershad purchased Shares through the Pink Quote system and through privately negotiated transactions on the dates, in the amounts and for the prices set forth on Schedule I hereto.
Item 7. Material to be Filed as Exhibits.
Exhibit 1	Requisition of Special Meeting of Shareholders dated November 9, 2009

CUSIP No. 3622U102	13D	Page 5 of 7 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 9, 2009

/s/ Stephen W. Bershad
Stephen W. Bershad

CUSIP No. 3622U102	13D	Page 6 of 7 Pages
EXHIBIT INDEX
Exhibit 1	— Requisition of Special Meeting of Shareholders dated November 9, 2009

CUSIP No. 3622U102	13D	Page 7 of 7 Pages
Schedule I
TRANSACTIONS WITHIN THE PAST 60 DAYS

          The following table sets forth all transactions with respect to Shares effected by Mr. Bershad within the last 60 days. Such transactions were effected in the open market and through privately negotiated purchases.

DATE	AMOUNT	PRICE PER SHARE
11/05/2009	125,000	$0.6265
	1,578,749	0.6189